December 10, 2018

VIA EDGAR

EDGAR Operations Branch

Division of Investment Management

Securities and Exchange Commission

Attn: Jay Williamson

100 F Street, N.E.

Washington, DC 20549

Re:	Schedule 14A for American Pension Investors Trust (the “Registrant” or “Trust”) (SEC File No. 811-04262)

Dear Mr. Williamson:

Below please find our responses to comments, which were provided orally by Mr. Jay Williamson on November 19, 2018, on the Registrant’s Schedule 14A (“Schedule 14A”).

Comment 1. In the Shareholder Letter, the Registrant states that the change in the investment objective is designed to allow the Yorktown Capital Income Fund (the “Fund”) to concentrate its investment in short- term fixed income securities to preserve capital and provide ongoing income. Please revise, as appropriate, to more clearly differentiate the current and proposed objective and purposes behind the change. In addition, please consider using a term other than “concentrate” as that term has a specific meaning under the Investment Company Act of 1940 (the “1940 Act”) that doesn’t apply to this disclosure.

Response: The text has been changed to more clearly state the current and proposed investment objectives. We have also removed the term “concentrate” and replaced it with “focus”.

Comment 2. In the Q&A, please revise to set forth the vote required to approve the proposals.

Response: The Q&A has been revised to describe the vote required to approve the proposals.

Comment 3. We note the intention to rename the Fund if the proposal is approved. Please note that the Staff has published Frequently Asked Questions (“FAQs”) related to Rule 35d-1 of the 1940 Act that address including such terms as “short-term bond” in the name of a mutual fund. Please confirm that you have or you will consider these FAQ’s and the adopting rules, as appropriate.

Response: The Frequently Asked Questions related to Rule 35d-1 of the 1940 Act and the adopting rules has been considered in the naming of the Fund.

Ultimus Fund Solutions, LLC | 225 Pictoria Drive, Suite 450 | Cincinnati, OH 45246 | 513.587.3400 | fax 513.587.3450

www.ultimusfundsolutions.com

Comment 4. In Proposal 1, please clarify if the new fund objective will be fundamental or not.

Response: The new fund objective will be fundamental. Language has been added to Proposal 1 to state this.

Comment 5. The proposal states that the investment adviser’s management of the Fund will change in terms of its overall philosophy of seeking maximum diversification and the Fund will become non-diversified. Changing the status requires a separate vote under Section 13(a) of the 1940 Act. Please revise and provide a separate proposal or explain the legal basis for not doing so. In addition, please ensure the strategy-related disclosures appropriately address how becoming non-diversified relates to the Fund’s objective of preservation of capital.

Response: The Fund has determined that a change in status is not necessary.

Comment 6. Please explain what is meant by “dollar-weighted average duration”. In addition, please explain why using a modified duration is appropriate. Also, isn’t short term more commonly associated with maturity rather than duration? If so, should there be a maturity date strategy? Please revise as appropriate.

Response: Dollar-weighted is based on the percentage of the investment in the portfolio. We prefer to use modified duration so that market expectations of call schedules to cash flows give an accurate picture of what is expected. Using this approach of duration versus maturity, we think gives the fund the benefit of managing interest rate risk when taking into consideration various bond structures – for example floating rate bonds.

Comment 7. Please clarify what is meant by “the goal of all investments is to provide a reasonable amount of income with the barbell of capital preservation”.

Response: The statement, “the goal of all investments is to provide a reasonable amount of income with the barbell of capital preservation” means that while we put an emphasis on preservation of capital, we need to weight that objective versus the income we expect to receive.

Comment 8. Item 3(b) of Form N-14 requires a comparison of the investment objective, policies, and risks and a highlight of material differences. The staff interprets this to require more than a side by side comparison. The disclosure should highlight and explain the differences in strategies and risks for retail investors. Please revise the investment risk disclosure to make it easier for investors to understand how investment risks are changing as a result of the proposal.

Response: Language has been added to explain that the fund is moving from a dividend equity strategy to an investment grade average credit quality, ultra short duration bond fund, and it is moving out of equity risk and into fixed income risk.

Comment 9. The investment focus will change from equity to debt. Does the Fund or the investment adviser believe that the debt investments present, or in the future present, liquidity risks? If so, please add disclosure. If not, please explain.

Response: The investment adviser does not believe that the debt investments present, or in the future will present, liquidity risks. Given the size of the fund, AUM growth, size of the market and being inside of a year to maturity for almost all of the holdings we would still be a very tiny percentage of the overall market with maturities constantly laddered throughout.

Comment 10. Briefly explain how the investment adviser believes investment in high yield bonds is consistent with the new objective of preserving capital.

Response: In balancing out the objective of income we consider 20% or less of the portfolio in high yield bonds that we think will also have a degree of stability given maturity, coupon, price and company fundamentals.

Comment 11. We note the statement that if the investment objective is changed, you will cease to invest in securities that produce high current income or growth of capital and will concentrate in fixed income securities. The Fund’s September 30, 2018, fact sheet (the “Fact Sheet”) suggests that 62% of the portfolio is fixed income already. Please explain how such allocation is consistent with the existing strategy. In addition, please explain if the new strategy will require significant repositioning. Please estimate the cost to investors. Also, we note that on the Fund’s Fact Sheet, one of the top ten holdings is indicated by the ticker SFDCPP. Please tell us what that debt security is and who the issuer is.

Response: The Fund will cease to invest in equities and growth of capital investments. Given the volatility in equity markets the Fund had already been building a temporary defensive position. The existing strategy allows us to have a temporary defensive position and given the volatility/uncertainty/rising risks in the markets we thought it would be prudent to start turning defensive as the year progressed. The cost to change strategy to investors is expected to be minimal. The holding indicated by the ticker SFDCPP on the Fact Sheet was commercial paper issued by Smithfield Foods Inc.

Comment 12. Please disclose the date the Board approved the change in the investment objective.

Response: The materials have been revised to disclose that the Board approved the change in the investment objective on November 2, 2018.

Comment 13. Under the heading, “Quorum,” of the second proposal, the disclosure notes that the meeting may be adjourned for the purposes of soliciting additional proxies. Postponement of a meeting to solicit additional votes is a substantive proposal for which proxies must be independently solicited and for which discretionary authority is unavailable. Please revise the disclosure and proxy card. The proxy card should have an additional voting box so shareholders can vote in favor of adjournment to solicit additional proxies if that is the action contemplated.

Response: A separate proposal has been added to the proxy card as follows:

“Proposal 3: To approve adjournments of the meeting from time to time to solicit additional proxies if there are insufficient votes at the time of the Meeting to constitute a quorum or to approve Proposal 1.

[  ] FOR [  ] AGAINST [  ] ABSTAIN”

Comment 14. Please provide a form of proxy meeting the requirements of Section 14a-4. Please include a form of proxy in your response.

Response: The form of proxy meeting the requirements of Section 14a-4 is attached hereto.

If you have any additional questions, or need additional information, please contact me at 513.869.4262.

Sincerely,

/s/ Maggie Bull

Maggie Bull

Attachment – Form of Proxy

PROXY PROXY

YORKTOWN CAPITAL INCOME FUND
A SERIES OF
AMERICAN PENSION INVESTORS TRUST
SPECIAL MEETING OF SHAREHOLDERS ON JANUARY 24, 2019
TO BE HELD AT 2303 YORKTOWN AVENUE, LYNCHBURG, VA 24501

THIS PROXY IS BEING SOLICITED BY THE BOARD OF TRUSTEES. The undersigned shareholder(s) of the Yorktown Capital Income Fund (the "Fund"), a series of one of the American Pension Investors Trust (the "Trust"), hereby appoints Austin D. Basten and Kenan Bell or any one of them, true and lawful attorneys with power of substitution of each, to vote all shares of the Fund which the undersigned is entitled to vote, at the Special Meeting of Shareholders to be held on January 24, 2019 at 10:00 a.m., Eastern Time, or at any or all adjournments or postponements thereof. In their discretion, the proxy holders named above are authorized to vote upon such other matters as may properly come before the meeting or any adjournments or postponements.

RECEIPT OF THE NOTICE OF THE SPECIAL MEETING AND THE ACCOMPANYING PROXY STATEMENT IS HEREBY ACKNOWLEDGED. THIS PROXY CARD WILL BE VOTED AS INSTRUCTED. IF NO SPECIFICATION IS MADE AND THE PROXY CARD IS EXECUTED, THE PROXY CARD WILL BE VOTED "FOR" THE PROPOSAL SET FORTH ON THE REVERSE.

CONTROL #:

SHARES:

Note: Please date and sign exactly as the name appears on this proxy card. When shares are held by joint owners/tenants, at least one holder should sign. When signing in a fiduciary capacity, such as executor, administrator, trustee, attorney, guardian etc., please so indicate. Corporate and partnership proxies should be signed by an authorized person.

____
Signature(s) (Title(s), if applicable)

____

____
Date

PLEASE VOTE VIA THE INTERNET OR TELEPHONE OR MARK, SIGN, DATE AND RETURN THIS PROXY USING THE ENCLOSED ENVELOPE

CONTINUED ON THE REVERSE SIDE

EVERY SHAREHOLDER'S VOTE IS IMPORTANT! VOTE THIS PROXY CARD TODAY!

THERE ARE 3 EASY WAYS TO VOTE YOUR PROXY:

1. **By Phone:** Call Okapi Partners toll-free at: **855-305-0857** to vote with a live proxy services representative. Representatives are available to take your vote or to answer any questions Monday through Friday 9:00 AM to 7:00 PM (EST).

OR

2. **By Internet:** Refer to your proxy card for the control number and go to: WWW.OKAPIVOTE.COM/YORKTOWN2019 and follow the simple on-screen instructions.

OR

3. **By Mail:** Sign, Date, and Return this proxy card using the enclosed postage-paid envelope.

If possible, please utilize option 1 or 2 to ensure that your vote is received and registered in time for the meeting on January 24, 2019

THE BOARD OF TRUSTEES RECOMMENDS A VOTE "FOR" THE PROPOSALS

		FOR	AGAINST	ABSTAIN
1.	To approve changing the Fund's Principal Investment Objective.	☐	☐	☐
2.	To transact any other business, not currently contemplated, that may properly come before the special meeting of shareholders; and			
3.	To approve adjournments of the Meeting from time to time to solicit additional proxies if there are insufficient votes at the time of the Meeting to constitute a quorum or to approve Proposals 1 and 2.	☐	☐	☐

You may have received more than one proxy card due to multiple investments in the Fund.

PLEASE REMEMBER TO VOTE ALL OF YOUR PROXY CARDS!

PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE UPPER PORTION IN THE ENCLOSED ENVELOPE.

CONTINUED AND TO BE SIGNED ON REVERSE SIDE

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON JANUARY 24, 2019

THE PROXY STATEMENT AND THE NOTICE OF SPECIAL MEETING OF SHAREHOLDERS FOR THIS MEETING ARE AVAILABLE AT: WWW.OKAPIVOTE.COM/YORKTOWN